

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 20, 2011

Via Email
Mr. Doyle Simons
Chief Executive Officer
Temple-Inland Inc.
1300 MoPac Expressway South, 3rd Floor
Austin, TX 78746

> **Re: Temple-Inland, Inc.**
> **Schedule 14A**
> **Filed September 23, 2011**
> **File No. 001-08634**

Dear Mr. Simons:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

The Merger, page 19

Background of the Merger, page 19

1.   We note revenues and net income/loss before taxes at your Building Products segment has declined from $806 million and $8 million in 2007 to $646 million and a net loss of $19 million for the year ended January 1, 2011. In your Form 10-K you note that pricing and demand for your building products is impacted by conditions in the housing industry which declined in late 2007. Currently it is unclear how you considered the decline in your Building Products segment's operating results and the cyclical nature of the housing industry in evaluating both the decision to enter into the agreement with International

Paper and the fairness of the consideration offered. Please revise the disclosure throughout this section to address or advise why no revision is necessary.

2.   We note the disclosures in your Exchange Act filings, including your Form 10-K about your Box Plant Transformation II. Please revise this section to address, if material, how the board considered the status of this initiative and the estimated costs savings in evaluating both the decision to enter into the agreement with International Paper and the fairness of the consideration offered.

3.   We note the references in this section to the Bogalusa incident and the Tepper litigation. In an appropriate location, please revise to briefly characterize the incident and claims for readers and address how they factored into the due diligence process, the negotiations between the parties, and how the Merger Agreement addresses them. Also, please discuss, as applicable, how these impacted the board's decisions to enter into a transaction and its fairness conclusion. We note your disclosure in your document on page 22 and elsewhere regarding these incidents.

4.   We note you characterize International Paper's prior $30.60 offer in May-July 2011 as "severely" or "grossly" undervalued but accepted an offer in September for $32.00. Please revise to address, in greater detail, your reason(s) for concluding the offer is fair, including any intervening events that factored into your conclusion, given the manner in which you characterized the prior offer. Please note we are seeking additional disclosure of the business, economic, and financial considerations that lead you to conclude that the prior offer was "grossly" inadequate but the current offer is fair.

5.   We note the reference on page 20 to "conducting due diligence with respect to certain specified matters." Please clarify what these matters are and how they were addressed, including how they were addressed in the merger agreement.

6.   Please revise to address whether you contacted, or were contacted by, any other potential acquirers after May 17, 2011. Also, please address how the board considered the necessity of doing a market check and the non-solicitation provisions in the merger agreement, in greater detail.

Reasons for the Merger; Recommendation of the Temple-Inland Board, page 21

7.   Please expand the first bullet point on page 23 to discuss, in greater detail, the degree to which you considered various strategic alternatives.

Opinion of Goldman Sachs, page 24

8.   We note the references on page 24 to the "internal financial analyses and forecasts" prepared by your management that were approved for Goldman Sachs' use. In an appropriate location, please disclose the material analyses and forecasts and any material

assumptions made by management in generating them to the extent they were used by Goldman Sachs in its analyses.

9.   We note that Goldman Sachs uses estimated EBITDA and EPS figures based on data provided from Institutional Brokers Estimate System. Please disclose the actual estimates provided by IBES for both figures and for all applicable periods.

10.   Also, please clarify whether, and if so how, Goldman Sachs considered or adjusted for the Building Products segment in its analysis.

11.   We note Goldman Sachs' Analysis at Transaction Price and Selected Transactions Analysis. Please revise to disclose the criteria used to select the comparable companies and transactions, the bases underlying the criteria used, and any exclusions or adjustments made to the lists or data. In this respect, for example, it is unclear why companies such as Boise, Domtar, Graphic Packaging, and Meadwestvaco are excluded from the Analysis at Transaction Price.

12.   Please explain why the Illustrative Leveraged Buyout Analysis uses an assumed purchase price of $30.60 per share.

13.   Please revise to include your discussion of Goldman Sachs' fees and services under an appropriately captioned section which highlights any conflicts associated with the contingent fee arrangement referred to on page 29.

14.   Also, please revise to address Goldman Sachs' conflict in greater detail and with greater clarity. In this respect, please explicitly state the potential conflicts arising from contingent compensation arrangements and the percentage of total compensation that is contingent.

Merger Financing, page 29

15.   Please provide additional detail about the conditions to UBS and the Additional Banks' obligations to make the loans referred to in this section. In this regard it is unclear how the agreements define the "absence of a material adverse effect" and what other representations and warranties must be true at closing.

16.   We are unable to locate the July 7, 2011 commitment letter with UBS Loan Finance LLC referred to on page 29 in your Annex or International Paper's EDGAR filings. Please advise or provide us a copy of the commitment letter.

The Merger Agreement, page 38

17.   We note your statement on page 40 that "[i]nvestors are not third-party beneficiaries under the merger agreement and should not rely on the representations, warranties and

covenants or any descriptions therefore as characterizations of the actual state of facts or condition of Temple-Inland, [or International Paper] …" Please note that shareholders and investors are entitled to rely upon disclosure in your filings, including disclosure regarding representations and warranties contained in a merger agreement. Please revise the disclaimers in the paragraph accordingly and consider whether additional specific disclosure of material information regarding material contractual provisions are required to make the statements included in the disclosure document not misleading.

Annexes

Annex A

18.   We note the reference in your Merger Agreement to the "Company Disclosure Letter." Please include a list briefly identifying the contents of all omitted schedules, together with an agreement to furnish supplementally a copy of any omitted schedule to the Commission upon request.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jay Williamson at (202) 551-3393 or David Link at (202) 551-3356 with any questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director